UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from         to        .
                                                -------    -------





                          Commission file number 1-8349






                           SAVINGS PLAN FOR EMPLOYEES
                                       OF
                          FLORIDA PROGRESS CORPORATION
                     Full title plan and the address of the
             plan, if different from that of the issuer named below







                          FLORIDA PROGRESS CORPORATION
                                100 Central Ave.
                          St. Petersburg, Florida 33701
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office


                     Financial Statements as of and for the
                     Years ended December 31, 2002 and 2001

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Table of Contents
--------------------------------------------------------------------------------

                                                                     Page Number


Report of Independent Accountants                                         1

Basic Financial Statements

   Statements of Net Assets Available for Benefits                        2

   Statements of Changes in Net Assets Available for Benefits             3

   Notes to Financial Statements                                        4 - 8


Additional Information *

   Schedule I - Schedule of Assets (Held at End of Year)                  9



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 24, 2003


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
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Net Assets Available for Benefits
-------------------------------------------------------------------------------------------------------------------
(in thousands)
                                                                               As of December 31,
                                                                        2002                         2001
                                                                  -----------------            -----------------

Investments, at fair value Registered investment companies:
   Putnam New Opportunities Class A Shares                         $  26,008  *                  $ 42,226  *
   Vanguard 500 Index Fund                                            37,545  *                    53,351  *
   Vanguard Extended Market Index Fund                                 2,819                        3,253
   Vanguard Federal Money Market Fund                                      -                       30,746  *
   Vanguard International Growth Fund                                  1,767                        2,143
   Vanguard LifeStrategy Conservative Growth Fund                      2,913                        4,222
   Vanguard LifeStrategy Growth Fund                                   7,872                        9,571
   Vanguard LifeStrategy Moderate Growth Fund                         10,951                       14,368
   Vanguard Total Bond Market Index Fund                               5,430                        5,706
                                                                 -----------------            -----------------
                                                                      95,305                      165,586

Vanguard Retirement Savings Trust                                    113,134  *                    82,655  *
Progress Energy Company Stock Fund                                    44,186  *                    44,424  *
Florida Progress Contingent Value Obligation Fund                        142                          499
Participant Loans                                                      8,251                        8,527
                                                                 -----------------            -----------------
                                                                     261,018                      301,691
                                                                 -----------------            -----------------

Receivables
Employer's contributions                                                 135                          138
Employees' contributions                                                 309                          318
                                                                 -----------------            -----------------
   Total receivables                                                     444                          456
                                                                 -----------------            -----------------

                                                                 -----------------            -----------------
Net assets available for benefits                                $   261,462                   $  302,147
                                                                 =================            =================


*Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of the financial statements.

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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Changes in Net Assets Available for Benefits
-----------------------------------------------------------------------------------------------------------------
(in thousands)
                                                                                Year Ended December 31,
                                                                             2002                     2001
                                                                        ------------------      ------------------

Additions
Investment income (loss):
     Interest and dividend income, investments                                    $ 9,449             $    20,250
     Interest income, participant loans                                               597                   1,308
     Net appreciation (depreciation) in fair value of investments                 (31,190)                (61,634)
                                                                        ------------------      ------------------
                                                                                  (21,144)                (40,076)
                                                                        ------------------      ------------------
Contributions:
     Employer                                                                       3,596                   8,476
     Participant                                                                    8,399                  19,267
                                                                        ------------------      ------------------
                                                                                   11,995                  27,743
                                                                        ------------------      ------------------
        Total additions                                                            (9,149)                (12,333)
                                                                        ------------------      ------------------
Deductions
Payment of benefits                                                                31,521                  76,718
Asset transfers out                                                                     -                 212,565
Administrative expenses                                                                15                      32
                                                                        ------------------      ------------------
        Total deductions                                                           31,536                 289,315
                                                                        ------------------      ------------------

Net increase (decrease)                                                           (40,685)               (301,648)

Net assets available for plan benefits:
     Beginning of period                                                          302,147                 603,795
                                                                        ------------------      ------------------
     End of period                                                            $   261,462            $    302,147
                                                                        ==================      ==================

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the "Plan") provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "Plan Highlights" booklet, which is part of the "Measure Up" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

General
The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees of the Participating Companies (as defined below) immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan at December 31, 2001 (the "Participating Companies"):

o    Progress Fuels Corporation  ("Progress Fuels") - corporate employees only
o    Florida Progress Corporation ("Florida Progress")
o    Florida Power Corporation ("Florida Power")
o    Progress Telecommunications Corporation ("Progress Telecom")

Effective December 31, 2001, all non-bargaining participants of the Plan and their balances totaling $212,564,805 were transferred to the Progress Energy, Inc. 401(k) Savings and Stock Ownership Plan. Such participants include non-bargaining employees of Florida Power, Progress Telecom, and corporate employees of Progress Fuels. As of January 1, 2002, the remaining Participating Company in the plan was Florida Power. Only bargaining unit employees of Florida Power are eligible to participate in the plan.

Effective January 1, 2002, any dividends in Common Stock shall be 100% vested. Dividends not distributed in cash to the participant shall be invested in Company Stock in the Common Stock Fund.

As of January 1, 2003, Florida Power Corporation is known as Progress Energy Florida Inc.

Contributions
Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either regular savings after-tax and/or 401(k) pretax dollars. The Participating Company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.

Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Company's contribution and, (b) Plan earnings, and charged with administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Years of Continuous Service                Vested Percentage
Less than 2                                         0%
2 but less than 3                                   25%
3 but less than 4                                   50%
4 but less than 5                                   75%
5 or more                                           100%

Effective January 1, 2002, a participant shall be vested 100% of all dividends earned on amounts invested in the Company Stock Fund.

A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participant Loans
All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest, as determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal. Based on this method of determining the interest rate for the initiation of new loans each quarter, there are outstanding loans with interest rates ranging from 5% to 9.5% as of December 31, 2002. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House payment for active non-regular employees and by direct payment to the Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits
Upon separation of service due to termination, death, disability or retirement (after age 55), participants may make a written election to leave their account balance within the Plan, for any length of time up to age 70 if their vested balance is greater than $5,000, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

A participant can apply for a hardship withdrawal from the before-tax savings of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the requirements in the plan document as to the hardship in order to obtain the withdrawal. The amount of the withdrawal cannot exceed the amount of employee contributions.

Forfeited Accounts
Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Forfeited non-vested accounts totaled $475,453 and $393,678, respectively, at December 31, 2002 and 2001. In 2002 and 2001, $236 and $0, respectively, of forfeited non-vested accounts were used to offset company contributions.

Plan Termination
It is the intention of the Plan Sponsor that the Plan continue in operation; however, the Participating Company have the right to amend the Plan, discontinue its contributions at any time, and /or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund and the Contingent Value Obligation ("CVO") Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus un-invested cash position). Company common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Payment of Benefits
Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                              Year Ended December 31,
                                              2002                2001
                                        -----------------    ---------------
                                                  (in thousands)
Registered Investment Companies          $      (16,708)      $    (57,912)
Common Stock                                    (14,482)            (3,722)
                                        -----------------    ---------------
                                         $      (31,190)      $    (61,634)
                                        =================    ===============

All investments are participant-directed.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for certain investments of the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Pursuant to an acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Florida Progress CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy Company. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange our all or a portion of their account balance in accordance with applicable Plan Provisions.

U.S. Trust Company, National Association ("U.S. Trust") serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and disposition of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. During 2000, the Plan was informed by legal counsel that the establishment of the CVO Fund represented a prohibited transaction in accordance with ERISA. The Plan was granted a prohibited transaction exemption by the United States Department of Labor by a letter dated October 22, 2001.

NOTE 5 - PLAN EXPENSES

The Company and the participants in the Plan share the expenses associated with the Plan. The Company pays the fees for services necessary for the administration of the Plan.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 23, 2002, that the Plan is qualified under Internal Revenue Code ("IRC") Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - SUBSEQUENT  EVENT

Effective February 1, 2003, eligible employees of the Participating Company (bargaining unit employees who would be age 50 or older at year-end) were allowed to make Catch-Up Contributions in excess of the annual limit on pre-tax contributions. For 2003, the annual limit was the lesser of 20% of eligible earnings, or $12,000.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The 2002 Form 5500 for the Plan was not available in connection with preparing these financial statements. Management estimates that net assets available for benefits per the financial statements will not equal the net assets available for benefits per the Form 5500 due to amounts to be reported in the Form 5500 as deemed distributions. These distributions are recorded in the Form 5500 when taxes are paid on the loans and in the financial statements when the participant accounts are terminated from the Plan. Such amounts are estimated to be $43,000.

                             Additional Information
                             Required for Form 5500

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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION                                                    Schedule I

Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223
Attachment to Form 5500, Schedule H, Part IV, line i

     Identity of Issue                                                   Investment Type                     Current Value
------------------------------------------------------------------------------------------------------------------------------

     Putnam New Opportunities Class A Shares                       Registered Investment Company               $  26,008
*    Vanguard 500 Index Fund                                       Registered Investment Company                  37,545
*    Vanguard Extended Market Index Fund                           Registered Investment Company                   2,819
*    Vanguard International Growth Fund                            Registered Investment Company                   1,767
*    Vanguard LifeStrategy Conservative Growth Fund                Registered Investment Company                   2,913
*    Vanguard LifeStrategy Growth Fund                             Registered Investment Company                   7,872
*    Vanguard LifeStrategy Moderate Growth Fund                    Registered Investment Company                  10,951
*    Vanguard Total Bond Market Index                              Registered Investment Company                   5,430
*    Vanguard Retirement Savings Trust                             Common/Collective Trust                       113,134
*    Progress Energy Company                                       Common Stock                                   44,186
*    Florida Progress Corporation                                  Contingent Value Obligations                      142
*    Savings Plan for Employees of Florida Progress Corporation    Participant Loans (5.0% - 9.5%)                 8,251
                                                                                                           -------------------
Total assets                                                                                                   $ 261,018
                                                                                                           ===================
*Party in Interest


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Savings Plan for Employees of Florida Progress Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION



                                         /s/  Brenda F. Castonguay, Chairperson
                                         ---------------------------------------
                                         Brenda F. Castonguay, Chairpersion
                                         Savings Plan for Employees of Florida
                                         Progress Corporation


Date:  June 25, 2003

                                 EXHIBITS INDEX



Exhibit Number

Exhibit No. 23  Consent of PRICEWATERHOUSECOOPERS LLP

Exhibit No. 99  Certification for Section 906 of the Sarbanes-Oxley Act of 2002

                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Florida Progress Corporation of our report dated June 24, 2003 relating to the financial statements of the Savings Plan for Employees of Florida Progress Corporation, which appears in this Form 11-K.




/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 25, 2003

                                                                      Exhibit 99



                       CERTIFICATION FURNISHED PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 11-K of Florida Progress Corporation, Inc. (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brenda Castonguay, Chairperson of the Administrative Committee for the Savings Plan for Employees of Florida Progress Corporation, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of Savings Plan for Employees of Florida Progress Corporation.



/s/ Brenda F. Castonguay
------------------------
Brenda F. Castonguay
Chairperson
Savings Plan for Employees of Florida Progress Corporation
         Administrative Committee
June  25, 2003


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Progress Energy, Inc. and will be retained by Progress Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.